UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number: 001-12134

ELEPHANT & CASTLE GROUP INC.
(Translation of registrant's name into English)

1190 Hornby Street
Vancouver, British Columbia
Canada V6Z 2K5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

FURNISHED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Thirty-Nine Weeks Ended September 30, 2007

99.2	Interim MD&A for the Thirty-Nine Weeks Ended September 30, 2007

99.3	Form 52-109F1 - Certification of Interim Filings - CEO

99.4	Form 52-109F1 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elephant & Castle Group Inc.
(Registrant)

Date: January 25, 2008	By:	/s/ Roger Sexton
Roger Sexton

	Title:	Chief Financial Officer